FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 21, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board's resolution to issue new common shares to sponsor ADR offering”, dated June 21, 2005
2.	Taiwan Stock Exchange filing entitled, “The Board's resolution to indirectly invest in AU Optronics ( Shanghai ) Corp, a newly-established company, in Mainland China”, dated June 21, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 21, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
June 21, 2005
English Language Summary

Subject:	The Board’s resolution to issue new common shares to sponsor ADR offering

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2005/06/21

Content:

1.	Date of the board of directors resolution: 2005/06/21

2.	Source of capital increase funds: The plan was proposed to 2005 annual general shareholders' meeting by The Board of Directors Meeting dated April 26, 2005 for approval. The Board has been authorized by the 2005 annual general shareholders' meeting dated June 14, 2005 to issue up to 500 million common shares to sponsor overseas DR offering.

3.	Number of shares issued: The Board of Directors' Meeting on June 21, 2005 has resolved to issue 270,000 to 330,000 thousand common shares to sponsor ADR offering. The Board will, within the aforementioned issuance range and based on the market conditions, determine the issue size.

4.	Par value per share: NTD 10 per common share

5.	Total monetary amount of the issue: The issue amount will be determined in accordance with the actual issue price and size.

6.	Issue price: The issue price will be decided with reference to (a) the closing price of the Company's common shares or ADRs at the time of pricing or (b) the average of the closing price of the Company's common shares or ADRs for 1, 3 or 5 trading days prior to the pricing date. (a or b is called reference price)The Chairman is authorized to coordinate with the underwriter of the ADR offering to determine the actual issue price in accordance with market conditions, provided that, the actual issue price shall not be less than 90% of the reference price, factoring out the bonus shares issued as stock dividend.

7.	Number of shares subscribed by or allotted to employees: In pursuant to Article 267 of the Company Law, 10% of the new shares shall be allocated for the employees' subscription. Any new shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the ADRs or to be subscribed by the designated person(s).

8.	Number of shares publicly sold: Except for 10% of the new shares to be allocated for the employees' subscription under the applicable law, the remaining 90% will be offered to the public.

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: N/A

10.	Method of handling fractional shares and shares unsubscribed by the deadline: Any new shares unsubscribed will be determined by the Chairman to be allocated as underlying shares of the ADRs or to be subscribed by the designated person(s).

11.	Rights and obligations of the newly issued shares: The same as existing common shares.

12.	Utilization of the funds from the capital increase: Procurement of machinery and equipment, and repayment of long-term borrowing.

13.	Any other matters that need to be specified: As approved by 2005 annual general shareholders' meeting, the Chairman is authorized to determine all issues related to the new shares issuance and DR offering, including the selection of underwriter, the application for extension or withdrawal of the issuance plan with competent authority, and any amendment thereto ordered by the competent authority or required by market conditions.

Item 2

AU Optronics Corp.
June 21, 2005
English Language Summary

Subject:	The Board resolution to indirectly invest in AU Optronics (Shanghai) Corp., a newly-established company, in Mainland China

Regulation:	Published pursuant to Article 2-20of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2005/06/21

Content:

1.	Date of occurrence of the event:2005/06/21

2.	Method of the present increase (decrease) in investment: Indirect investment through an offshore entity

3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 1 million

4.	Company name of the invested mainland Chinese company: AU Optronics (Shanghai) Corp.

5.	Paid-in capital of said invested mainland Chinese company: 0

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 1 million

7.	Main business items of said invested mainland Chinese company: Trading of TFT-LCD related products

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: N/A

12.	Counterparty to the transaction and its relationship to the Company: the Company's 100%-owned subsidiary

13.	Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the (trading counterpart), the date of transfer, and the price: N/A

14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 221 million; the last investment of

US$50 million and the present investment of US$1 million proposed by the Board haven't been submitted to Investment Commission for approval.

22.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 14.78%

23.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.10%

24.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.71%

25.	Total amount of actual investment in the mainland China area to date: US$ 170 million

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 11.56%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.42%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:4.46%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

Recognized profits/(losses):
2004: US$28,120 thousand 2003: US$18,890 thousand 2002: (US$24,906) thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: N/A